THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

March 28, 2006

Mary K. Fraser, Esq. and Ms. Keira Ino

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Timberline Resources Corporation.

FORM 10SB/Amendment Number 3

Your File Number 000-51549

Dear Mses. Fraser and Ino:

On behalf of the above-named Registrant, in response to your letter dated March 6, 2006 (the “Comment Letter”), I hereby submit one marked-up version of the above referenced Amendment (to simplify your review) and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, a “courtesy” hard copy marked in bold where there are changes from the original registration.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the general comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition, to changes responsive to the comments, the amendment contains updated financial statements and where appropriate, the text has been changed to reflect this updates. Finally, there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text, etc.

1.

Financial Statement Note 2 (Summary of Significant Accounting Policies) has been updated to include the minimum number of shares convertible under the convertible debenture and all exercisable common stock options and warrants.

2.

Regarding Financial Statement Note 6 (Convertible Debt), the Company has reviewed the accounting literature regarding derivatives, convertible debt, and embedded derivatives (including SFAS No. 133, as amended by Statements No. 137, 138 and 149,

Mary K. Fraser, Esq./Keira Ino

Timberline Resources Corporation

March 28 2006

SFAS No. 150, and EITF 00-19).  The Company has concluded that the terms of the

loan, specifically the right of conversion by the debt issuer (the Company) and the   bankruptcy provisions, characterize the loan as a hybrid instrument with an embedded   derivative.  As well, the Company is required to record this as a liability derivative and   to bifurcate the derivative from the host contract.

For valuation purposes, the Company is treating the derivative as a common stock option, and is using the Black-Scholes Option Price calculation for both the initial valuation of the derivative and the valuation at each reporting date of its fair value.  The change in fair value of the derivative will be valued at each reporting date and the change recorded in earnings.  The Company has revised the financial statements (both September 30 and December 31) to recognize the initial value of the derivative on the balance sheet first as an asset (a deferred debt offering cost), which is being amortized over the life of the debt and then as a liability (a derivative from convertible debt), which is being marked-to-market at the reporting dates.  The income statement has been revised to include in other income/expense the amortization of the deferred debt offering cost and the change in fair value of the derivative.  The statement of stockholders’ equity and the statements of cash flows have also been revised to reflect the correction.

The notes to the financial statements for both September 30, 2005 and December 30, 2005 have been corrected to include a description of the events, the valuation of the derivative and the treatment of changes in fair value in the financial statements.

Very truly yours,

/s/ Thomas E. Boccieri

THOMAS E. BOCCIERI

Enclosure

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